DUFF & PHELPS UTILITY AND CORPORATE BOND TRUST INC.

55 East Monroe Street, Suite 3600

Chicago, Illinois 60603

October 20, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Duff & Phelps Utility and Corporate Bond Trust Inc.

Form N-2

1933 Act File No. 333-136962

1940 Act File No. 811-07358

Ladies and Gentlemen:

The undersigned, Duff & Phelps Utility and Corporate Bond Trust Inc. (the “Fund”), hereby requests that the effectiveness of the above-referenced registration statement (the “Registration Statement”) be accelerated so that it will become effective on Monday, October 23, 2006, at 9:00 a.m. (Eastern time), or as soon thereafter as is reasonably practicable.

We hereby acknowledge that:

1. Should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”) acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with regard to the Registration Statement;

2. The action of the Commission, or the Staff acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Fund from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours,

DUFF & PHELPS UTILITY AND CORPORATE BOND TRUST INC.

By:	/s/ Alan M. Meder
Name:	Alan M. Meder
Title:	Treasurer and Principal Financial Officer